                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             GANDER MOUNTAIN COMPANY
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  36471 P 10 8
                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
                        GREENSFELDER, HEMKER & GALE, P.C.
    TEN SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                DECEMBER 6, 2007
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 36471 P 10 8                 13D                     Page 2 of 7 Pages


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

     DAVID C. PRATT
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO BK
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     U.S.
--------------------------------------------------------------------------------
               7    Sole Voting Power

                    -11,605-
               -----------------------------------------------------------------
  Number of    8    Shared Voting Power
   Shares
Beneficially        -8,766,255-
  Owned by     -----------------------------------------------------------------
    Each       9    Sole Dispositive Power
  Reporting
 Person With        -11,605-
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    -8,766,255-
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     8,782,860
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     35.9%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

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CUSIP No. 36471 P 10 8                 13D                     Page 3 of 7 Pages


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

     MARK R. GALE
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     UNITED STATES
--------------------------------------------------------------------------------
               7    Sole Voting Power

                    1,400,000, SUBJECT TO THE DISCLAIMER IN ITEM 5.
               -----------------------------------------------------------------
  Number of    8    Shared Voting Power
   Shares
Beneficially        8,766,255, SUBJECT TO THE DISCLAIMER IN ITEM 5.
  Owned by     -----------------------------------------------------------------
    Each       9    Sole Dispositive Power
  Reporting
 Person With        1,400,000, SUBJECT TO THE DISCLAIMER IN ITEM 5.
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    8,766,255, SUBJECT TO THE DISCLAIMER IN ITEM 5.
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,166,255, SUBJECT TO THE DISCLAIMER IN ITEM 5.
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     41.6%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP No. 36471 P 10 8                 13D                     Page 4 of 7 Pages

                                PRELIMINARY NOTE

     This Schedule 13D amends and supercedes the Schedule 13D originally filed by Mr. Pratt and Mr. Gale on August 19, 2005, and amended on December 13, 2006, to reflect transactions on and developments through December 6, 2007, inclusive, relating to such persons' respective holdings of the securities and issuer named in Item 1 below.

     Mr. Pratt is the sole Manager of Gratco, LLC ("Gratco"), a limited liability company whose membership interests are held by irrevocable trusts (the "Trusts") of which Mr. Pratt was the grantor. Mr. Gale is the sole owner, director and president of Calco, Inc., a private trust company which is the sole trustee of the respective Trusts. The sole voting member of Gratco is the David
C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92, (the "GRAT"). Mr. Pratt and Mr. Gale acknowledge, without so admitting, that they could be deemed to constitute a "group" with respect to Gratco's and Calco's respective beneficial ownership (as defined in Rule 13(d)-3 under the Securities Exchange Act) of the Registrant's securities and accordingly jointly file this
Schedule 13 D. Mr. Pratt and Mr. Gale are not related by blood or marriage.

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13 D relates to the Common Stock, par value $.01 per share, of Gander Mountain Company (the "Registrant") whose principal executive offices are at 180 East Fifth Street, Suite 1300 St. Paul, Minnesota 55101

ITEM 2. IDENTITY AND BACKGROUND.

As to David C. Pratt:

     (b)  Suite 1125
          7701 Forsyth Boulevard
          Saint Louis, Missouri 63105

     (c) Private investor; Mr. Pratt is the president of, and a direct or indirect shareholder in or member of, several privately held businesses including Rex Industrial Corp., DCP Investments, Three Forks Ranch Corp., Three Forks Aviation, Inc. and Three Forks Lodge, Inc. Prior to the sale of a significant portion of its operations and assets in 1999, Mr. Pratt was the chairman, president and chief executive officer of, and a shareholder of, United Industries, Inc., a privately held entity engaged primarily in the manufacture and distribution of pesticides and other chemical formulations. In August 2005, Mr. Pratt was elected as a member of the Registrant's Board of Directors and has served as Vice Chairman of that Board. Mr. Pratt was elected Chairman of the Registrant's Board of Directors on December 13, 2006.

     (d)  no such convictions

     (e)  not a party to any such proceedings,

     (f)  United States

As to Mark R. Gale:

     (b)  c/o Greensfelder, Hemker & Gale, P.C.
          Suite 2000
          Ten South Broadway
          Saint Louis, Missouri 63102

     (c) Retired; of counsel to Greensfelder, Hemker & Gale, P.C., a legal services firm. Sole owner, director and president of Calco, Inc. ("Calco") a corporation serving as trustee of the GRAT and other private trusts. Mr. Gale has served, and currently serves, as a executive of certain privately held entities with which Mr. Pratt is affiliated.

CUSIP No. 36471 P 10 8                 13D                     Page 5 of 7 Pages

     (d)  no such convictions.

     (e)  not a party to any such proceedings.

     (f)  United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Prior to the transactions reported herein, and as previously reported, the GRAT was the economic owner of 1,400,000 shares of Registrant's Common Stock and Gratco was the economic beneficial owner of 5,701,255 shares of Registrant's Common Stock.

Stock Purchase

     On December 6, 2007, Gratco entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which it agreed to purchase 3,065,000 shares of the Registrant's common stock (the "Shares") for an aggregate purchase price of $18,083,500 million, or $5.90 per share (the "Stock Purchase"). The closing market value per share of the Registrant's common stock on December 5, 2007, was $4.70.

     The purchase price for the Shares was payable from cash held by Gratco, including funds arising from capital contributions and borrowings from its existing members. In order to provide short-term assistance in funding such investments in Gratco, Mr. Pratt is providing an interim loan to the GRAT of approximately $10.0 million. Such loan will be repaid to Mr. Pratt following liquidation of unrelated assets held by the GRAT. None of the Shares are pledged to third parties in connection with such arrangements. The closing and funding of the purchase and issuance of the Shares occurred on December 5, 2007. A copy of the Stock Purchase Agreement was filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated December 6, 2007, and is incorporated by reference into this Item 3.

     The Registrant provided certain registration rights to Gratco under the Stock Purchase Agreement. Under the Stock Purchase Agreement, the Registrant has agreed to file a shelf registration statement for resales of the Shares within 365 days of the closing date of the Stock Purchase. The Registrant is further obligated to use its best efforts to cause the shelf registration statement to become effective under the Securities Act of 1933 within 420 days after the closing date of the Stock Purchase (480 days in the event of a full review of the shelf registration statement by the Securities and Exchange Commission).

ITEM 4. PURPOSE OF THE TRANSACTION.

     The purpose of the transaction was to provide a significant portion of the funding required by the Registrant in connection with the Registrant's acquisition of all the outstanding equity securities of Overton's Holding Company as more fully described in the Registrant's Current Statement on Form 8-K dated December 6, 2007. In addition to the funding provided hereby, Mr. Pratt individually guaranteed a portion of the indebtedness incurred by the Registrant in connection with its acquisition of Overton's Holding Company. (See
Item 2.03 of Registrant's Form 8-K dated December 5, 2007.)

     The acquisition of the Stock by Gratco was undertaken for general investment purposes. Mr. Pratt or Gratco or the GRAT may, from time to time, acquire additional shares of stock or participate in financing transactions relating to the Registrant or may determine to sell portions or all of the investments currently held. No transactions undertaken by Mr. Pratt or by the Trusts were undertaken with a view to changing or effecting any of the events listed or described in items (a) through (j) of Item 4, notwithstanding the fact as reported above that Mr. Pratt was elected to a newly-created vacancy on the board of directors of the Registrant coincident with the investment made by the GRAT in August 2005.

     Although Mr. Pratt did not join the Board of Directors with a specific transactional agenda, his position as Chairman of the Board of Directors of the Registrant and the percentage of ownership of the Registrant held by Gratco and the GRAT enable him to exercise substantial influence over the policies, practices and

CUSIP No. 36471 P 10 8                 13D                     Page 6 of 7 Pages

direction of the Registrant's business. It is Mr. Pratt's expressed and continuing intention to work with the Registrant's management team to assist in realizing the growth potential he perceives in the Registrant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The following table represents the shares of common stock beneficially owned by the parties who are Reporting Persons in the filing of this
          Schedule 13 D:

Shares Beneficially         Relationship to          Number of     Percentage of Outstanding
     Owned by               Reporting Person          Shares             Securities(1)
-------------------   ---------------------------   ----------     -------------------------
David C. Pratt        Reporting Person - David C.       11,605(2)
                      Pratt
Gratco LLC            Reporting Person - David C.    8,766,255               35.9%
                      Pratt,
                      as sole Manager
                      subtotal for David C. Pratt    8,782,860               35.9%
David C. Pratt        Reporting Person - Mark R.    10,166,255(3)            41.6%
Irrevocable           Gale
Grantor Retained      as sole owner of trustee
Annuity
Trust ("GRAT")(4)

Notes:

(1) Based upon 24,429,894 shares outstanding following the transaction reported herein and a sale by the Registrant of an additional 1,002,797 shares on similar terms to Holiday Superstores, Inc. (an affiliate of Ronald A. Erickson, the Registrant's Vice Chairman, and of Gerald A. Erickson, a Director of Registrant).

(2) Exercisable options; does not include options, not presently exercisable, to purchase an additional 10,000 shares. Options granted under Registrant's option program for non-employee directors.

(3) Includes shares held by Gratco and 1,400,000 shares held directly by the GRAT. Although Mr. Gale, neither individually nor as the controlling person of the trustee, participates in the management of Gratco, the fact that trusts indirectly controlled by Mr. Gale hold all the equity interests in Gratco may be deemed to result in shared voting or dispositive powers with respect to shares held by Gratco.

(4) The GRAT is the sole voting member of Gratco LLC. Except to the extent reflected in paragraph (d) below, neither Mr. Pratt nor Mr. Gale has any economic interest in any of such trusts.

AS PERMITTED IN S.E.C. REGULATION Section 240.13D-4, THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT DAVID C. PRATT IS, FOR THE PURPOSES OF SECTION 13(D) OR 13(G) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES HELD BY THE DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST. MARK R. GALE DISCLAIMS ANY ECONOMIC BENEFICIAL INTEREST IN THE ASSETS OF GRATCO OR THE DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST.

     (b) Subject to the above disclaimers of beneficial ownership, for each Reporting Person named in paragraph (a), the number of shares reflects shares as to which the Reporting Person holds sole voting and investment power.

CUSIP No. 36471 P 10 8                 13D                     Page 7 of 7 Pages

     (c) As indicated in Item 3 above, Gratco purchased 3,065,000 shares of Common Stock from the Registrant on December 6, 2007.

     (d) David C. Pratt is a current income beneficiary of the David C. Pratt Irrevocable Grantor Annuity Trust.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As indicated above in this Schedule 13 D, David C. Pratt serves as a director of the Registrant. As a director of the Registrant, Mr. Pratt may be entitled to indemnification in accordance with applicable law and the Registrant's by-laws.

     The Stock Purchase Agreement also contains cross-indemnification provisions between Gratco and the Registrant and usual and customary terms relating to participation in certain underwritten offerings. In addition, the option agreement relating to the option held by Mr. Pratt includes certain restrictions and "black out periods" relating to sales of shares of the Registrant's Common Stock by such holder.

     As indicated in Item 3 above, any description herein of provisions of the Stock Purchase Agreement is qualified in its entirety by reference to the full text and terms of such agreement.

     The GRAT and Gratco may agree to a further contribution by the GRAT to the capital of Gratco in the form of a contribution of the 1,400,000 shares of Registrant's Common Stock in exchange for additional ownership interests in Gratco.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The Stock Purchase Agreement dated December 6, 2007, together with the Exhibits thereto, is incorporated herein by reference to the Registrant's Form 8-K filed on December 6, 2007.

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DAVID C. PRATT IRREVOCABLE GRANTOR
                                        RETAINED ANNUITY TRUST DATED 12/1/92

                                        by its Trustee, Calco, Inc.


                                        /s/ Mark R. Gale
                                        ----------------------------------------
                                        by Mark R. Gale, President

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DAVID C. PRATT, INDIVIDUALLY AND AS SOLE
                                        MANAGER OF GRATCO LLC


                                        /s/ David C. Pratt
                                        ----------------------------------------

December 6, 2007

1014902.4